SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  March 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR'S OSLO RYGGE BASE OPENS TODAY

3 AIRCRAFT, 27 ROUTES & 1.7m PAX P.A.

Ryanair, the world's favourite airline, today (30th Mar 10) opened its 37th base at Oslo Rygge with three aircraft and 27 routes which will increase Ryanair's traffic at Oslo Rygge to 1.7m passengers p.a. and sustain up to 1,700 jobs at Oslo Rygge Airport.

Ryanair celebrated its first base in Norway and 27 routes by releasing 1m 66 NOK seats for travel across its European network in late April and May which are available for booking on
www.ryanair.com
until midnight (24:00hrs) Thursday (1 Apr).

In Oslo Rygge today, Ryanair's Erik Elmsater said:

"Ryanair is delighted to open its first Norwegian base at Oslo Rygge Airport which offers passengers 27 routes in a total investment worth over $200m.  Ryanair's Oslo Rygge base will deliver 1.7million passengers p.a. and sustain 1,700 local jobs.

"To celebrate the opening of our Oslo Rygge base we are releasing 1m 66 NOK seats for travel in late April and May on over 500 Ryanair routes throughout Europe."

Ryanair's 27 Oslo Rygge routes

Aarhus	Madrid
Alicante	Malaga
Barcelona	Milan
Berlin	Munich West
Brussels	Newcastle
Dublin	Palma
Dusseldorf (Wze)	Paris
Eindhoven	Riga
Faro	Stockholm
Gdansk	Valencia
Kaunas	Venice
Krakow	Wroclaw
La Rochelle	Zadar
London

Pål F. Tandberg, CEO Rygge International Airport, said
:

"Oslo Rygge is pleased to see the commencement of Ryanair's based operations with 27 Ryanair destinations, offering Oslo leisure travellers
a wide choice of destinations across many European countries. By delivering new routes to the airport this summer Ryanair is also supporting Oslo Rygge's important role as an  international gateway airport and securing over 1,700 new jobs in the region".

Ends.                                                    Tuesday, 30th March 2010

For
further
information
please contact:
Stephen McNamara                          Pauline McAlester
Ryanair Ltd                                         Murray Consultants
Tel: +353-1-8121212                         Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  30 March 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary